

Mail Stop 7010

July 14, 2008

via U.S. mail and facsimile

Tracy G. Smith, CFO
Optical Cable Corporation
5290 Concourse Drive
Roanoke, Virginia 24019

> **RE:** **Optical Cable Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2007**
> **Filed January 29, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended January 31, 2008 and**
> **April 30, 2008**
> **File No. 0-27022**

Dear Ms. Smith:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2007

Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 7

1. In future filings, please expand/revise your results of operations discussion for each period presented to address the following items, at a minimum:
   - Quantify the extent to which increases/decreases in volume, prices and/or the introduction of new products attributed to the increase or decrease in net sales. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, quantify the impact of other factors you identify that contributed to fluctuations, as appropriate. For example, you attribute the increase in net sales for fiscal year 2007 versus fiscal year 2006 to (a) an increase in your specialty markets, which were offset by (b) a decrease in your commercial market.
   - Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, gross profit margins, selling, general and administrative expenses as a percentage of net sales, et cetera, including management's outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:
     o Net sales: Explain why sales for specialty markets are increasing and whether this trend is expected to continue. Similarly, explain why the commercial market continues to have a negative impact on net sales and how you are addressing this trend. In this regard, we note that you attribute these trends to three generic factors. Such discussion should explain (a) why there are market demand fluctuations, including whether you have gained or lost market share; (b) whether significant projects occurred during the period, the time period over which the projects are impacting net sales, and future expectations for these projects; and (c) any other specific factors that impact product demand and management's expectations for these trends.
     o Gross Profit Margins: You state gross profit margins are heavily impacted by your product mix. As such, you should provide a detailed explanation of your various product groups materially impacting the trends in gross profit margin and why the material increase or decrease of these products had a significant impact. Your discussion and analysis should provide investors with a sufficient amount of insight of your product mix to evaluate how such a change differs from the previous period and how such a change may remain constant or differ in the future.

> o   Income Tax Expense: Provide a more detailed discussion of the movement in the various components which contribute to the overall effective tax rate. For example, explain the benefit from extraterritorial income exclusion, including why the benefit significantly decreased in fiscal year 2007 versus fiscal year 2006.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Liquidity and Capital Resources, page 12

2. In future filings, please disclose the amount of expected capital expenditures for the future annual period. From your statements of cash flows, it appears capital expenditures have historically had a material impact on your liquidity. Refer to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

 (1) Description of Business and Summary of Significant Accounting Policies, page 22

(g) Revenue Recognition, page 23

3. In future filings, please include your policy for recognizing sales returns. Refer to SAB Topic 13 for guidance. Also, please revise your critical accounting policies and estimates disclosure to state whether estimates for sales returns has materially differed from actual results.

 (4) Note Receivable, page 25

4. We note the following regarding your note receivable to Applied Optical Systems, Inc. ("Borrower"), which began on April 22, 2005:
    - The note receivable balance as of October 31, 2007 and April 30, 2008 is approximately $3.5 million and $4.3 million, respectively.
    - The note receivable is collateralized by the Borrower's tangible and intangible property and for which you have also received guarantees from the Borrower's founders for up to two-thirds of the principal balance and accrued interest.
    - The Borrower has approximately $1.9 million and $2.7 million in total assets as of October 31, 2007, and April 30, 2008, respectively.
    - You discontinued recognizing interest income on the note receivable during the third quarter of fiscal year 2006.
    - The note receivable matures on July 31, 2008, which you anticipate will be extended.

Based on the above factors and the fact that you have not disclosed the recognition of an impairment for this note receivable, please revise your footnote disclosures or include disclosure in your critical accounting policies and estimates section of MD&A to provide the following information, at a minimum:

- An explanation as to why you discontinued recognizing interest income for the note receivable during the third quarter of fiscal year 2006. Explain whether you believe the loan is impaired, based on the definition in paragraph 8 of SFAS 114.
- An explanation as to how you determined it is probable that you will be able to collect all other amounts due under the note receivable agreement. If you are relying, in part, on the personal guarantees of the two founders of the Borrower, please explain how you determined that the founders will be able to fulfill these potential obligations. Please clarify how this determination relates to your decision to stop accruing interest owed under the contract. Refer to SFAS 114, as amended, for guidance.
- A brief discussion of the Borrower's operating results, including whether the Borrower is generating profits and positive operating cash flows.

Please provide us with the disclosure you intend to include in future filings.

5. Please disclose in future filings the gross and net amount of trade accounts receivable that relates to the Borrower. Such disclosure will allow investors to fully understand the amounts that are at risk related to the Borrower.

Form 10-Q for the Fiscal Quarter Ended January 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 18

6. We note that inventories significantly increased as of January 31, 2008, when compared to the balance as of October 31, 2007, which materially impacted net cash provided by operating activities. We further note that net sales for the quarter ended January 31, 2008, decreased when compared to net sales for the quarter ended October 31, 2007. As such, please include an analysis of the factors that materially impact net cash provided by operating activities in future filings. For example, if inventories turnover has declined, state as such and provide an explanation. If inventories increased in the first quarter in anticipation of future orders, state as such.

Form 10-Q for the Fiscal Quarter Ended April 30, 2008

(14) Subsequent Events, page 15

7. Please provide us with the significance tests for Superior Modular Products Incorporated in accordance with Rule 1-02(w) of Regulation S-X. Depending on the results of such tests, please confirm to us that you will provide the information required by Items 9.01(a) and 9.01(b) of Form 8-K by August 13, 2008, or 75 days after consummation of the acquisition.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief